December 19, 2024

Re:	ICL Group Ltd. Correspondence filed December 11, 2024, File No. 1-13742

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Coleman
Mr. Craig Arakawa

Dear Mr. Coleman and Mr. Arakawa:

This letter sets forth the response of ICL Group Ltd. (the “Company”) to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission, dated December 16, 2024, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 14, 2024 (the “2023 Form 20-F”).

For your convenience, we have reproduced the Staff’s comment preceding our response below. Please let me know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 20-F for the Fiscal year Ended December 31, 2021

D. Property, Plant and Equipment, page 136

1.
We note your response to comment 2. We understand from your response that you consolidate the YPH results in your financial results, however the provisions under Item 1303(b)(3)(iii) of Regulation S-K require resource and reserve disclosure to be presented on an attributable basis. Please confirm that you will present the YPH resource and reserve disclosure on an attributable basis. In the alternative we would not object to the inclusion of an addition column(s) in your resource and reserve tables that quantifies the amount of contained P2O5 tonnage associated with your attributable interest, in addition to the quantity that is based on a 100% interest.

Response:

The Company acknowledges the Staff’s comment and confirms that in subsequent filings, we will include additional column(s) in our resource and reserve tables that quantifies the amount of contained P2O5 tonnage associated with our attributable interest in YPH.

As an example, the Company is providing a template below of the revised tables for the resources and reserves of YPH.

	Amount (Mt)	Average Grade (P2O5)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)	Cut-off Grades (P2O5)	Metallurgical Recovery
Measured mineral resources	3.0	22.3%	0.67	0.33	15%	89.3%
Indicated mineral resources	2.3	24.0%	0.55	0.28
Measured + Indicated mineral resources	5.3	23.0%	1.22	0.61
Inferred mineral resources	0.2	20.0%	0.04	0.02

(1)	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.

(2)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(3)	Mineral Resources for Haikou are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

(4)
YPH is a consolidated subsidiary of the Company. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into our financial statements, YYTH owns a 50% minority interest in YPH.

	Amount (Mt)	Average Grade (P2O5)	Contained P2O5 (Mt)	Contained P2O5 Attributable to ICL (Mt)	Cut-off Grades (P2O5)	Metallurgical Recovery
Proven mineral reserves	50.9	21.8%	11.10	5.55	15%	89.3%
Probable mineral reserves	-	-	-	-
Total mineral reserves	50.9	21.8%	11.10	5.55

(1)	All figures are rounded to reflect the relative accuracy of the estimate, and numbers may not sum due to rounding.

(2)	The point of reference for the Mineral Reserves is defined as the point where ore is delivered to the beneficiation plants.

(3)	Mineral Reserves for Haikou are classified in accordance with the Pan European Reserves and Resources Reporting Committee (PERC) Standard for Reporting of Exploration Results (2021).

(4)
YPH is a consolidated subsidiary of the Company. The reported tonnages and grades are on a 100% basis. The contained P2O5 attributable to ICL reflects the Company’s 50% interest. While YPH is consolidated into our financial statements, YYTH owns a 50% minority interest in YPH.

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Please do not hesitate to contact me at +972-54-4268416 or Aviram.Lahav@icl-group.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Aviram Lahav
Aviram Lahav Chief Financial Officer ICL Group Ltd.